Exhibit 99.1

ABN 82 010 975 612 2806 Ipswich Road Darra Queensland 4076 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

PG545 Pre-Clinical Data in Experimental Pancreatic Cancer Models
Published in Molecular Cancer Therapeutics

Brisbane, Australia, 9 July 2013. Progen Pharmaceuticals Ltd (ASX: PGL, OTC: PGLA) (“Company”) announced that new data on PG545, a heparan sulfate mimetic with dual anti-angiogenic and anti-metastatic properties has published and featured on the cover of the July 2013 print edition of the prestigious peer-reviewed journal Molecular Cancer Therapeutics.

The pre-clinical experiments conducted by United States collaborators evaluated the therapeutic potential of PG545 in three different experimental pancreatic ductal adenocarcinoma (PDAC) mouse models compared to a control or Gemcitabine (Gemzar®, Eli Lilly and Company) a deoxycytidine nucleoside analog chemotherapy which is a standard treatment for advanced and metastatic PDAC.

Novel drug targets and new therapeutic strategies are needed to improve outcomes for patients diagnosed with PDAC as it is typically characterised by rapid tumour growth, late presentation, early metastasis and significant resistance to conventional treatments.

Data from the models showed that PG545 inhibited primary tumour growth and metastasis and prolonged survival in models of PDAC. Anti-tumour effects of PG545 were accompanied by inhibition of vascular function within the tumour and increased tumour hypoxia. Also, unlike many other anti-angiogenic therapies, PG545 inhibited collagen deposition and promoted tumour cell differentiation in the setting of hypoxia. The effects of PG545 on tumour growth inhibition were comparable to Gemcitabine but PG545 had better anti-metastatic activity which resulted in prolonged survival in an implant mouse model of human pancreatic cancer.

PG545 is currently being re-assessed in definitive GLP non-clinical safety studies following a change of administration from subcutaneous to intravenous infusion. Subject to positive results from these safety studies the Company intends to commence a Phase 1 clinical trial for PG545 in advanced cancer patients later this year.

Article: Ostapoff et al (2013) PG545, an angiogenesis and heparanase inhibitor, reduces primary tumor growth and metastasis in experimental pancreatic cancer. Molecular Cancer Therapeutics.

A summary is available at http://mct.aacrjournals.org/content/12/7/1190

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.